FTB ADVISORS

FTB Advisors, Inc.
165 Madison Ave., 14th floor
Memphis, TN 38103
901-818-6212

FTB Advisors, Inc. Exemption Report

FTB Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 except as described below.

(a) A check for $3,152.02 was received from a client at the Nashville Branch #431964 branch location on 12/30/14, and then received at the Company's home office on 1/5/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(b) A check for $3,000.00 was received from a client at the Knoxville Branch #88930 branch location on 1/12/15, and then received at the Company's home office on 1/14/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(c) A check for $50,000.00 was received from a client at the Kingsport Branch #149089 branch location on 1/27/15, and then received at the Company's home office on 1/29/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(d) A check for $5,000.00 was received from a client at the Knoxville Branch #149104 branch location on 4/10/15, and then received at the Company's home office on 4/14/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(e) A check for $5,000.00 was received from a client at the Knoxville Branch #149104 branch location on 4/10/15, and then received at the Company's home office on 4/14/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(f) A check for $3,964.45 was received from a client at the Chattanooga Branch #88917 branch location on 4/27/15, and then received at the Company's home office on 4/29/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(g) A check for $1,306.68 was received from a client at the Nashville Branch #431964 branch location on 4/20/15, and then received at the Company's home office on 4/30/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(h) A check for $847.88 was received from a client at the East Poplar Branch #149085 branch location on 5/29/15, and then received at the Company's home office on 6/2/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(i) A check for $1,000.00 was received from a client at the Bristol Branch #446534 branch location on 7/17/15, and then received at the Company's home office on 7/22/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(j) A check for $88,808.37 was received from a client at the Nashville Branch #457568 branch location on 8/20/15, and then received at the Company's home office on 8/26/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(k) A check for $25,000.00 was received from a client at the Jackson Branch #88927 branch location on 12/11/15, and then received at the Company's home office on 12/16/15, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

(l) A check for $1,000.00 was received from a client at the Collierville Branch #88932 branch location on 12/18/15, and then received at the Company's home office on 1/5/16, who on the same day of receipt forwarded the check to National Financial Services LLC, the Company's clearing firm.

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FTB Advisors, Inc.
I, O. Mims Clayton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: O. Mims Clayton (signature on file)
Title: Chief Financial Officer
February 26, 2016